N4 FINANCIAL, INC.

STATEMENT OF CASH FLOWS

Year ended December 31, 2019		
Cash flows from operating activities		
Net Income (Loss)	$	(19,556)
Adjustments to reconcile net income to net cash provided by (used) by operating activities:		
(Increase) decrease in:		
Prepaid expenses		261
Due to/from Affiliate		(6,700)
Other liabilities		1,392
Net cash provided (used) by operating activities		(24,603)
Net change in cash and cash equivalents		(24,603)
Cash and cash equivalents, beginning of year		218,206
Cash and cash equivalents, end of year	$	193,603

See accompanying notes to financial statements.